Michele Drummey
Vice President, Corporate Counsel
Law Department–Prudential Retirement

The Prudential Insurance Company of America
280 Trumbull Street, 16th Floor
Hartford, CT 06103
Michele.Drummey@prudential.com

January 11, 2022

VIA EDGAR
Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Prudential Retirement Insurance and Annuity Company
PRIAC Variable Contract Account A
Prudential Retirement Security Annuity III & Prudential Retirement Security Annuity VII
File. Nos. 333-170345, 811-21988
Dear Mr. Zapata:
This letter responds to comments that you provided to me during a telephone discussion on December 6, 2021, with respect to your review of Post-Effective Amendment No. 16 to Registration Statement No. 333-170345 and Post-Effective Amendment No. 84 regarding Separate Account 811-21988 (“Registration Statement”) for the PRIAC Variable Contract Account A (“Registrant”).
Set forth below are the comments of the SEC staff (“Staff”) along with the Registrant’s responses to, or any supplemental explanations of, such comments, as requested. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The responses to the comments will be reflected in both prospectuses, statement of additional information (“SAI”), and in the Part C of the Registration Statement as applicable. Please note that the Registrant plans to file amendments pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933 to delay the effectiveness of the filing until May 1, 2022 to afford the Registrant time to update the Registration Statement to reflect the responses to the comments forthcoming and to include updated performance and financial information when available.
1.Comment: Please confirm that the Registrant is responsible for the accuracy of all disclosures in the filing.
Response: The Registrant acknowledges that it is responsible for the accuracy of all disclosures in the filing.

2.Comment: Please confirm that the Registrant will cascade all of the Staff’s comments throughout the Registration Statement, including throughout the PRSA VII prospectus, where such comments are applicable.
Response: The Registrant confirms that it has cascaded all of the Staff’s comments throughout the Registration Statement, including throughout the PRSA VII prospectus, wherever such comments are applicable.
3.Comment: Please confirm that the Registrant is not using an initial or an updating summary prospectus and that should the Registrant want to begin to use a summary prospectus, the Registrant understands that the Registrant would need to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.
Response: The Registrant is not using an initial or an updating summary prospectus and has no intentions to do so. However, the Registrant understands that should the Registrant want to begin to use an initial summary prospectus, the Registrant will need to file pursuant to Item 27(o) of Form N-4 the form of initial summary prospectus as an exhibit to a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, before the Registrant may use the initial summary prospectus with the public. The Registrant also understands that, pursuant to Rule 498A(c)(1) under the Securities Act of 1933, the Registrant may only use an updating summary prospectus if the Registrant uses an initial summary prospectus for each currently offered contract described under the statutory prospectus to which the updating summary prospectus relates.
4.Comment: Please consider adding a cross-reference to direct the investor as to where they can find more information on early withdrawals to the “Charges for Early Withdrawals” section of the “Fees and Expenses” table.
Response: We have not added the cross reference to the “Fees and Expenses” table as suggested. After further review, we note the Staff asked us to remove that same cross reference with respect to the Form N-4 conversion filing for PRSA IV in our conversation of March 29, 2021, indicating the cross-reference was not relevant because there are no fees for early withdrawals and there is no further discussion of that matter in the prospectus to direct the investor to.
5.Comment: The “Fees and Expenses” table does not make clear the current cost for each fund.
Response: The revised Form N-4, Item 2(c)(1)(B) indicates: “Provide the minimum and maximum annual fees in substantially the following tabular format.” Paragraph (F) defines the minimum and maximum fees as: “The Minimum Annual Fee means the lowest current fee for each annual fee category (i.e., the least expensive Contract Class, the lowest Portfolio Company Total Annual Operating Expenses, and the least expensive optional benefit available for an additional charge). The Maximum Annual Fee means the highest current fee for each annual fee category (i.e., the most expensive Contract Class, the highest Portfolio Company Total Annual Operating Expenses, and the most expensive optional benefit available for an additional charge).” Both funds are balanced funds and in the same “category” as described in the instructions noted above. Therefore, we believe that showing the current fees as a range from the least expensive to the most expensive is consistent with the revised Form N-4 guidelines, which allow a Registrant to reflect a minimum and maximum by category without describing each fund name (i.e., showing the minimum fee for the PGIM 60/40 Allocation Fund and maximum fee for the PGIM Balanced Fund).
6.Comment: The formatting of the tax expenses in the “Transaction Expenses” table makes it unclear which number is the maximum expense.
Response: We have corrected the formatting to show “3.5%” as the maximum tax that may be charged in a jurisdiction, However, it would be, in our view, misleading to show “0%” as the current expense because in certain states, the current tax rates are in fact over 0%. We have replaced the 0% with a “dash” and have expanded footnote 2 to indicate that the current tax charges in a given state can range from 0% to 3.5% depending on your state of jurisdiction.
7.Comment: Please confirm the expense examples include the spousal benefit.
Response: There is no additional cost for the spousal benefit, therefore the expense examples encompass both single and spousal pricing.
8.Comment: Please confirm the various legends beneath the expense examples are marked prominently.
Response: We have confirmed that the legends are displayed in bold for prominence.
9.Comment: Please describe what the percentage described in the “Annual Fee” section of the Benefits Available Under the Contract table relates to.
Response: We have updated the disclosure in the “Annual Fee” section of the Benefits Available Under the Contract table to indicate the percentage relates to a percentage of Account Value.
10.Comment: Please correct the description of the Base Contract Fee in the Benefits Available Under the Contract table, which currently references a fee entitled, “Prudential IncomeFlex Target Benefit.”
Response: We supplemented the fee description in the Benefits Available Under the Contract table related to the “Prudential IncomeFlex Target Benefit” with the added disclosure, “Also referred to as the Base Contract Fee.”
11.Comment: Please confirm the “Spousal Benefit” is a benefit that is selected and not an automatic benefit under the Contract.

Response: The “Spousal Benefit” is selected and not an automatic benefit under the Contract.
12.Comment: Please confirm that the reservation of the Registrant’s right to change the annuity options only applies to new investors.
Response: The Registrant will not remove or change any existing annuity option for current investors.
13.Comment: Please confirm whether the fee waiver in place for the PGIM Balanced Fund will be in effect for at least a year.
Response: We have expanded footnote 1 to indicate that the fee waiver will be in effect for sixteen months (i.e., January 31, 2023).
14.Comment: Please indicate why the prospectus and SAI are not referenced as available on the Registrant’s website on the back cover page.
Response: A Registrant may indicate “if applicable” whether a prospectus and SAI are available on their website per Item 1 of the revised Form N-4. Please note that an investor is only eligible to purchase PRSA III or VII if: (1) their retirement plan has selected the “Plan version” of an applicable PRSA on their platform and the investor is currently invested in that version of the product; and (2) if the investor has a qualifying event under the tax code allowing the investor to “roll-over” their account value to the IRA version of PRSA III or VII as applicable. Therefore, we think making the prospectuses and SAIs available on our public website would be misleading because the eligibility to purchase the products is quite limited. All prospecting materials are available through the participant’s website which requires a login to access.
* * * * *
We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (860) 818-2329 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michele Drummey Esq.
Michele Drummey Esq.
Vice President and Corporate Counsel
The Prudential Insurance Company of America
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